SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                           GABRIEL TECHNOLOGIES CORP.
                      ------------------------------------
                                (Name of Issuer)


                          Common Stock par value $0.001
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   362447 10 4
                          -----------------------------
                                 (CUSIP Number)

                            Broidy Capital Management
                       1801 Century Park East, Suite 2150
                              Los Angeles, CA 90067
                                 (310) 553-5050
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2006
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 33 Pages)

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CUSIP NO.362447 10 4                                                Page 2 of 33


1    NAME OF REPORTING PERSON

     Broidy Capital Management

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7    SOLE VOTING POWER
     3,250,000

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     3,250,000

10   SHARED DISPOSITIVE POWER
     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,250,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     9.4%

14   TYPE OF REPORTING PERSON*
     OO

CUSIP NO.362447 10 4                                                Page 3 of 33


ITEM 1.        SECURITY AND ISSUER.

     This statement relates to shares and warrants to purchase such shares and a note, convertible into such shares of Common Stock, $0.001 par value per share (the "Shares"), of Gabriel Technologies Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4538 S. 140th Street, Omaha, Nebraska 68137.

ITEM 2.        IDENTITY AND BACKGROUND.

     This statement is being filed by Broidy Capital Management ("Reporting Person") whose principal business is personal investments in public and private debt and equity and principal business address is 1801 Century Park East, Suite 2150, Los Angeles, CA 90067. The Reporting Person is a United States, California sole proprietorship. During the past five years neither the Reporting Person nor any Principal of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Personal Funds

ITEM 4.        PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the reported Shares in connection with loans to the Issuer and a Convertible Note dated January 6, 2006 in the amount of $1,000,000. The transaction closed on January 11, 2006. The Convertible Note included a pledge of 3,000,000 newly issued shares of Gabriel Technologies Corp. by the Issuer as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP NO.362447 10 4                                                Page 4 of 33


(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any act similar to any of those enumerated above

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     As the holder of sole voting and investment authority over the Shares owned by Reporting Person, Reporting Person may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 3,250,000 Shares representing approximately 9.4% of the outstanding shares (based upon 31,868,571 shares outstanding as of January 24, 2006, plus the 1,575,000 warrants and the 1,000,000 shares issuable to the Reporting Person upon conversion of the Convertible Notes. The Shares are comprised of the following: 675,000 shares of Common Stock of the Issuer, warrants to acquire an aggregate of 1,575,000 shares of Common Stock of the Issuer and a $1,000,000 note (the above referenced Convertible Note) convertible into 1,000,000 shares of Common Stock of the Issuer.

     The Reporting Person effected the transaction in the Shares during the past 60 days as follows: On January 11, 2006 the Reporting Person loaned $1,000,000 to the Issuer in return for the Convertible Note, convertible into 1,000,000 shares of Common Stock of the Issuer which included $200,000 loaned to the Issuer on December 9, 2005. The December 9, 2005 loan transaction resulted in the granting of a warrant to the Reporting Person for 97,500 shares of Common Stock of the Issuer; the January 11, 2006 transaction resulted in the granting of a warrant for 1,000,000 shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP NO.362447 10 4                                                Page 5 of 33


The contents of Items 3 and 4 above are incorporated by reference. The agreements pertaining to this transaction are summarized as follows:

The Closing of the loan transaction on January 11, 2006 was evidenced by a Convertible Senior Promissory Note ("Convertible Note") between Broidy Capital Management a California sole proprietorship, and Gabriel Technologies Corp., a Delaware Corporation, dated January 6, 2006. The Convertible Note included $200,000 of a previous loan made to the Issuer by the Reporting Person and was consolidated with a new loan made on January 11, 2006 in the amount of $800,000 for an aggregate balance of $1,000,000. The Convertible Note bears interest at the rate of 9% per annum and is due January 6, 2007. The balance includes $25,000 in non-accountable expenses incurred by the Reporting Person in connection with the Loan Transaction. The $1,000,000 balance of the loan is convertible into 1 million shares of Common Stock of Gabriel Technologies Corp. The proceeds of the loan is to be used for general working capital including but not limited the acquisition by the Issuer of a majority ownership in Resilent LLC, dba Digital Defense plus potential litigation involving intellectual property rights owned by Trace Technologies, LLC. The Convertible Note is superior and senior in priority of payment as against any other promissory notes or indebtedness of the Issuer with the exception of the Issuer's currently outstanding revolving credit facility with its bank. The Convertible Note is subject to an anti-dilution provision whereby should the Issuer issue securities, options, warrants or derivatives at an exercise or sale price less than $1.50 per share then the Conversion Price for the Convertible Note would be reduced by the percentage of the difference between $1.50 and the price of such issued securities. The Convertible Note also provides that the Issuer will give the Reporting Person at least 15 days prior written notice of the date of the consummation of any reorganization, recapitalization, sale, conveyance or other disposition of all or a majority of the property or business of the Issuer, the merger into or consolidation of the Issuer or material subsidiary with any other corporation, or any transaction or series of related transactions in which more than 50% of the voting power of the Issuer is disposed of or liquidation, dissolution or winding up of the Issuer (each of the above "Change in Control Event"). If the Reporting Person provides to the Issuer within 5 days of the receipt of such notice, written notice objecting to the consummation of such Change in Control Event, then the Issuer is not permitted to consummate such Change in Control Event unless the surviving entity of such Change in Control Event expressly assumes all of the obligations specified in the Convertible Note Agreement and has a net worth or not less than the consolidated net worth of the Issuer at the time of such Change in Control Event or the Issuer indefeasibly repays all of the outstanding principal amount and interest on the Convertible Note within 5 business days after the closing of such Change in Control Event. The Convertible Note Agreement also provides that the Issuer shall not take any action that will have an adverse effect on the Issuer's ability to repay the Convertible Note. Furthermore, the Issuer is prohibited from incurring any additional subordinated debt without the consent of the Reporting Person. Under the Convertible Note, the Reporting Person was granted a security interest in the assets and intellectual property of the Issuer and Issuer's interest in Resilient LLC dba, Digital Defense. In addition to the Security Interest, the Reporting Person received collateral security for the debt consisting of all securities in the possession of the Issuer, of Resilent LLC, including 11,818 Resilient LLC Units and as additional collateral, 3 Million shares of the Issuer's Common Treasury Stock. Furthermore, the Reporting Person also acquired an option to purchase from the Issuer 2,333 shares of C Units in Resilient LLC for $1,250,000 plus interest at 5%, said option for a period of two years. In connection with the Convertible Note, the Reporting Person received warrants to purchase 1 million shares of Common Stock of the Issuer at an exercise price of $1.00 per share, said warrant expires

CUSIP NO.362447 10 4                                                Page 6 of 33


November 30, 2009. The exercise price of the warrant is subject to adjustment based upon the Issuer's future revenues. As part of the Convertible Note transaction the Issuer granted Registration Rights to the Reporting Person whereby the Issuer is obligated to register the shares of Common Stock underlying the warrants and the Convertible Note and any pledged securities plus the 575,000 warrants previously acquired by the Reporting Person, in 150 days.

Except as set forth in Items 3 and 4 above and this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Convertible Note Agreement dated January 6, 2006
     (2)  Side Letter regarding warrants dated December 30, 2005

CUSIP NO.362447 10 4                                                Page 7 of 33


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  January 24, 2006                    Broidy Capital Management

                                            By:  /s/ Elliott Broidy
                                                 -------------------------------
                                                 Name: Elliott Broidy

                              EXHIBIT (1) TO ITEM 7

                           GABRIEL TECHNOLOGIES CORP.
            CONVERTIBLE SENIOR PROMISSORY NOTE SUBSCRIPTION AGREEMENT

     This Convertible Senior Promissory Note Subscription Agreement ("Agreement") is entered into as of January 6, 2006 by and between Gabriel Technologies Corp., a Delaware Corporation and Trace Technologies LLC, a Nevada limited liability company, on the one hand and Broidy Capital Management and Elliott Broidy, an individual, on the other.

                                    RECITALS

     WHEREAS, Gabriel Technologies Corp., a Delaware corporation ("Gabriel" or "the Company") and its wholly owned subsidiary Trace Technologies LLC, a Nevada limited liability company ("Trace Technologies"), are in need of capital investment; and

     WHEREAS, Elliott Broidy, an individual ("Broidy" or "Lender"), currently owns shares and warrants in Gabriel Technologies Corp. as set forth in Exhibit A, attached hereto; and

     WHEREAS, on or about December 9, 2005, Lender made a loan to the Company in the amount of Two Hundred Thousand Dollars $200,000, as evidenced by that certain Promissory Note dated on December 9, 2005 (the "Original Promissory Note") attached hereto as Exhibit B; and

     WHEREAS, the Company has requested that Lender make an additional loan to the Company of Eight Hundred Thousand Dollars ($800,000); and

     WHEREAS, the Company and Lender have agreed that Lender will make an additional loan to the Company in the amount of Eight Hundred Thousand Dollars ($800,000) subject to non-accountable expenses of $25,000; and

     WHEREAS, the Company and Lender have decided to treat Lender's current loan of $800,000 and the loan involving the Original Promissory Note as one transaction (the "Loan") and concurrent with the Loan have the Company execute a Convertible Senior Promissory Note (the "Convertible Note") in the amount of One Million Dollars ($1,000,000) in favor of Lender on the terms and conditions set forth below;

     NOW, THEREFORE, for consideration duly acknowledged and received, the parties agree as follows:

1.   Principal and Interest.
     ----------------------

Subject to the terms and conditions contained herein, Gabriel Technologies Corp., (the "Company"), a Delaware corporation, for value received, hereby promises to pay to the order of Broidy Capital Management or holder ("Lender") in lawful money of the United States at 1801 Century Park East, Suite 2150, Los Angeles, California 90067, the principal amount of One Million Dollars

($1,000,000), together with simple interest at a rate equal to nine percent (9.0%) per annum, which interest shall be paid to Lender for the first three months to be paid April 1, 2006. Subsequent to such quarterly payment, interest shall be paid by Company monthly.

In exchange for the Convertible Note, Lender has or will have loaned to the Company a total of One Million Dollars $1,000,000, comprised of:

          (a)The Two Hundred Thousand Dollar ($200,000) loan made by Lender on or about December 9, 2005;

          (b)Twenty Five Thousand Dollars ($25,000) in non-accountable expenses to be incurred by Lender in connection with this transaction, including but no limited to documentation costs; and

          (c) Seven Hundred Seventy Five Thousand Dollars ($775,000) to be wire transferred to Gabriel in immediately available funds within two business days upon finalization and signature of this agreement and any ancillary documents thereto.

The principal of this Convertible Note is due and payable on January 6, 2007 (the "Maturity Date"), unless this Convertible Note is earlier converted or prepaid in accordance herewith. All interest on this Convertible Note is due and payable on the Maturity Date.

2.   The Note
     --------

     2.1 THE CONVERTIBLE NOTE. On or about December 9, 2005, Lender loaned to the Company Two Hundred Thousand Dollars ($200,000), as evidenced by the Original Promissory Note. Lender now agrees, subject to the terms of this Agreement, to loan the Company an additional Eight Hundred Thousand Dollars ($800,000), minus Twenty Five Thousand Dollars ($25,000) in non-accountable expenses to be incurred by the Lender in connection with this transaction. Therefore, upon completion of the documentation of all legal documents contemplated hereunder, Lender shall loan to Company Seven Hundred Seventy Five Thousand Dollars ($775,000) (the "New Loan"). The loan reflected by the Original Promissory Note shall then be rolled into this Convertible Note, and Gabriel's obligation to repay the Original Promissory Note, the New Loan and the $25,000 in non-accountable expenses shall be evidenced by a Convertible Senior Promissory Note (the "Convertible Note") in the amount of One Million Dollars ($1,000,000) dated as of the Closing Date (as defined below) in the form attached hereto as EXHIBIT C.

     2.2 PLACE AND DATE OF CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") will be held at the offices of Lender at 1801 Century Park East, Suite 2150, Los Angeles, California on January 6, 2006 or at such other time and place as the parties shall mutually agree (the "Closing Date").

     2.3 DELIVERY. At the Closing, the Company shall deliver the Convertible Note to Lender who shall then deliver to the Company within two business days $775,000 via wire transfer of immediately available funds to the Company's designated bank account. If the Company is not at the closing the Company shall deliver the executed Convertible Note to Lender by the fastest available means.

     2.4 USE OF PROCEEDS. The proceeds from the sale of the Convertible Note will be used by the Company for general corporate purposes and working capital, including but not limited to the acquisition of a majority ownership in Resilent LLC dba Digital Defense plus potential litigation involving intellectual property rights owned by Trace Technologies, LLC.

     2.5 SUPERIORITY AND SUBORDINATION. Other than the Company's Revolving Credit Facility with the Nebraska State Bank, entered into as of August 12, 2005, so long as the Convertible Note is outstanding Lender's rights under this Convertible Note shall be senior to and shall have priority in payment of principal and interest as against any other promissory notes or indebtedness of the Company.

3    Conditions; Representations and Warranties; Covenants.
     -----------------------------------------------------

     3.1 CONDITIONS TO OBLIGATIONS OF THE LENDER. The Lender's obligations at the Closing are subject to the fulfillment, prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or in part by Lender, and all of which shall be deemed satisfied by Lender's execution of this
Agreement:

     (a) Except for the notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, the Company shall have obtained all governmental approvals (including without limitation all necessary state securities laws permits and qualifications) required in connection with the lawful sale and issuance of the Note.

     (b) At the Closing, the sale and issuance by the Company, and the purchase by the Lender, of the Convertible Note shall be legally permitted by all laws and regulations to which the Lender or the Company is subject.

     (c) All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents and instruments incident to such transaction shall be reasonably satisfactory in substance and form to the Lender.

     (d)  Prior to the Closing, the Company shall deliver to Lender copies of
(i) the total amount of authorized, issued and outstanding shares in Gabriel and all related entities; (ii) the total amount of options that have been issued by Gabriel and all related entities, including the terms of such options; (iii) the total amount of warrants that have been issued by Gabriel and all related entities, including the terms of such warrants; (iv) the total amount of Gabriel stock, options and warrants owned by Elliott Broidy both before and after the Investment, and (v) a copy of Company's credit agreement with the Company's Revolving Credit Facility with the Nebraska State Bank, entered into as of August 12, 2005 and (vi) the signed side letter referred to in EXHIBIT I, attached hereto.

     3.2 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The Company's obligation to issue and sell the Convertible Note at the Closing is subject to the fulfillment, to the Company's satisfaction on or prior to the Closing Date, of the following conditions, any of which may be waived in whole or in part by the Company, and all of which shall be deemed satisfied by Company's execution of this Agreement:

          (a) Except for the notices required or permitted to be filed after the Closing Date with certain federal and state securities commissions, the Company shall have obtained all governmental approvals (including without limitation all necessary state securities laws permits and qualifications) required in connection with the lawful sale and issuance of the Convertible Note.

          (b) At the Closing, the sale and issuance by the Company, and the purchase by Lender, of the Convertible Note shall be legally permitted by all laws and regulations to which the Lender or the Company is subject.

     3.3 REPRESENTATIONS AND WARRANTIES BY THE LENDER. Lender hereby represents and warrants to the Company as set forth in EXHIBIT D.

     3.4 REPRESENTATIONS AND WARRANTIES BY THE COMPANY. The Company hereby represents and warrants to the Lender as set forth in EXHIBIT E.

     3.5 CONVERSION RIGHT. The Company and Lender agree that at any time so long as the Convertible Note is outstanding, Lender has the right to convert the Convertible Note (the "Conversion Right") into up to $1,000,000 worth of common stock of the Company at a per share price of $1.00 (the "Strike Price"). As set forth in the Convertible Note, the Company agrees that it may prepay principal amounts owed to Lender under this Convertible Note provided that the Company provides fifteen (15) days written notice and confirmation of the receipt of such notice by Lender. Lender shall be able to exercise his Conversion Right under the Convertible Note during the period that the Company has provided notice of its desire to prepay principal but before such prepayment has taken place.

     3.6 ANTIDILUTION. The Company and Lender agree that so long as any amounts are owed to the Lender by the Company under this Convertible Note, should the Company issue securities, options, warrants or derivatives of any kind with a sale, exercise or strike price less than One Dollar and Fifty Cents ($1.50) per share, then the Strike Price of the Conversion Right will be reduced by the percentage of the difference between $1.50 and the price of the issued security, option warrant or derivative. Thus, by way of example, if while the Convertible
Note is still outstanding the Company were to issue securities, warrants, options or derivatives with an exercise price of $.75 - i.e. a total of 50% (75/150) below $1.50 - then the $1.00 Strike Price referred to in Section 3.5 shall likewise be reduced by 50% - i.e. to $.50 ($1.00*50%) per share - and Lender would therefore have the option of converting the Convertible Note into a total of 2,000,000 shares.

In the event that the Company shall at any time hereafter (a) pay a dividend in Common Stock or securities convertible into Common Stock; (b) subdivide or split its outstanding Common Stock; (c) combine its outstanding Common Stock into a smaller number of shares; then the number of shares to be issued immediately after the occurrence of any such event shall be adjusted so that Lender thereafter may still receive the same number of warrants he would have owned immediately following such action if he had exercised the Conversion Right immediately prior to such action and the Strike Price of this Convertible Note set forth in Section 3.5 above shall be adjusted to reflect such proportionate increases or decreases in the number of shares.

     3.7 CHANGE IN CONTROL EVENT. The Company shall give Lender at least fifteen (15) days' prior written notice of the date of the consummation of any
(i) reorganization, recapitalization, sale, conveyance or other disposition of all or a majority of the property or business of the Company or any subsidiary of the Company, (ii) merger into or consolidation of the Company or a material subsidiary of the Company with any other corporation (other than a wholly owned subsidiary corporation) or other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, or
(iii) liquidation, dissolution or winding up of the Company (each, a "Change in Control Event"). If Lender provides to the Company, within five days of the receipt of such notice, written notice objecting to the consummation of such

Change in Control Event (the "Objection Notice"), then the Company shall not consummate such Change in Control Event unless (a) the surviving entity of such Change in Control Event (1) expressly assumes all of the obligations specified in this Agreement and the Note and (2) has a net worth not less than the consolidated net worth of the Company at the time of such Change in Control Event; or (b) the Company indefeasibly repays all of the outstanding principal amount of and interest on the Convertible Note within five business days after the closing date of such Change in Control Event.

     3.8 INSPECTION RIGHTS. Company shall permit any authorized representatives designated by Lender to visit and inspect any of the properties of Company, to inspect, copy and take extracts from its financial and accounting records, and to discuss its affairs, finances and accounts with its officers and independent public accountants (provided that Company may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested. Lender shall not use any information obtained under this Agreement for any purpose that is not reasonably related to performance of the respective rights and obligations of the parties hereunder, such rights and obligations including but not limited to repayment of the Convertible Note.

     3.9 RESTRICTION ON FUNDAMENTAL CHANGES. The Company shall not take any action that may reasonably be expected to have an adverse effect on the Company's ability to repay the Convertible Note and any accrued interest thereon when and as due without the prior written permission of Lender.

     3.10 RESTRICTION ON ADDITIONAL DEBT. Other than the Company's Revolving Credit Facility with the Nebraska State Bank, entered into as of August 12, 2005, so long as the Convertible Note is outstanding Lender shall have priority in payment of principal and interest as against any other promissory notes or indebtedness of the Company. The Company shall provide Lender with fifteen days prior notice before incurring any subordinated debt. Any such subordinated debt must be preapproved by Lender, which approval shall not be unreasonably withheld.

     3.11 NO PUBLIC STATEMENT. Lender and the Company shall not issue any public statement concerning the transactions contemplated by this Agreement without written consent of the parties named in such public statement.

4    Security Interest
     -----------------

     4.1 GENERAL SECURITY INTEREST. To guaranty and as security for repayment of the full principal amount of the Convertible Note plus interest, Lender shall receive a priority security interest in all of the assets and intellectual property of (i) the Company and (ii) Resilent LLC dba Digital Defense (the "Security Interest"). Company and Lender shall work together to promptly perfect Lender's Security Interest in such assets and intellectual property.

     4.2 PLEDGE OF SECURITIES. In addition to the Security Interest set forth in Paragraph 4.1 above, as additional security for repayment of the full principal amount of the Note plus interest the Company shall pledge to Lender
(i) all of the securities in the possession, custody or control of Company after its transaction with Resilent LLC, a Nebraska limited liability company, scheduled to take place on or about January 11, 2006 and Company will also forward to Lender immediately upon receipt the Unit Certificate from Resilent LLC representing 11,818 Units;. and (ii) 3,000,000 shares of the Company's common treasury stock (together, the "Pledged Securities"). Upon closing Company will instruct the Transfer Agent to transfer to Lender stock certificates sufficient to transfer the full amount of the Pledged Securities to Lender, together with documentation sufficient to transfer all associated stock powers to Lender in the event that the Company defaults under this Convertible Note.

     After Closing, title to and ownership of the Pledged Securities shall remain with the Company unless and until the Convertible Note is paid off in full. In the event that the Convertible Note is not paid off in full upon the Maturity Date, however, title to and ownership of the Pledged Securities shall automatically transfer to Lender and the Company shall document and effectuate such transfer, including the transfer of all associated stock powers, of the registered securities within five (5) business days of the Maturity Date. Transfer of the Pledged Securities to Lender shall not impinge or limit in any way Lender's additional rights under the Convertible Note. Lender's security interest in the Pledged Securities shall immediately cease upon (i) the Company's repayment of all amounts, including interest, due and outstanding under the Convertible Note or (ii) Lender's exercise of the Conversion Right.

5    Option to Purchase Shares in Digital Defense Group
     --------------------------------------------------

The Company has secure a two year option to purchase 2,333 shares of "C" units in Resilent LLC dba Digital Defense Group for $1,250,000 plus interest at 5%, pursuant to that certain option agreement attached hereto as EXHIBIT F (the "Resilent Option"). In addition to the other terms of this agreement, Lender shall have a two year option from the date of this agreement to purchase all shares of "C" units in Resilent LLC acquired by the Company pursuant to the Resilent option. Lender shall acquire such units from Gabriel on the same terms and conditions that Gabriel acquires such units pursuant to the Resilent Option. Upon exercising the Option Company will forward the 2,333 class "C" Units to Lender within five business days.

6    Warrants
     --------

In addition to the other terms of this Agreement, Lender shall receive warrants to purchase an additional 1,000,000 shares of common stock of the Company exercisable at a strike price of $1.00 per share (the "Warrants"). The form and substance of the agreement with respect to the Warrants shall be identical to the form Warrant Agreement attached hereto has EXHIBIT G. Concurrent with the Warrant Agreement, Gabriel and Lender shall enter into a Registration Rights Agreement (the "Registration Rights Agreement") identical in form to the Registration Rights Agreement attached hereto as EXHIBIT H. The Registration Rights Agreement shall obligate the Company to register the securities underlying (i) the Warrants, (ii) this Convertible Note, (iii) all Pledged Securities and (iv) all warrants owned by Broidy as of the date of this Agreement, all within 150 days of the date hereof.

The parties will furthermore enter into a side agreement in the form attached hereto as Exhibit I, adjusting the exercise price of the warrants based upon the Company's future revenues.

7    Miscellaneous.
     -------------

     7.1 WAIVERS AND AMENDMENTS. The terms and provisions of this Agreement or the Note may be waived, modified or amended (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely), unless such waiver, modification or amendment is in writing, signed by both parties.

     7.2 GOVERNING LAW. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and to be performed entirely within Delaware. Any lawsuit or litigation arising under, out of, in connection with, or in relation to this Agreement, any amendment thereof, or the breach thereof, shall be brought in the courts of Los Angeles, California, which courts shall have exclusive jurisdiction over any such lawsuit or litigation.

     7.3 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive any investigation made by any investor in the Company and the Closing of the transactions contemplated hereby, including any conversion of the Note. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company or any of its officers pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder as of the date of such certificate or instrument.

     7.4 SUCCESSORS AND ASSIGNS. This Agreement is not transferable by the Company, whether by sale, pledge or other disposition, without the prior written consent of the Lender which consent may be withheld in Lender's sole discretion, except that the Company may transfer this Agreement without such consent in connection with a merger or other similar transaction involving the Company. This Agreement is not transferable by the Lender, whether by sale, pledge or other disposition, without the prior written consent of the Company which consent may be withheld in the Company's sole discretion, except that the Lender may transfer this Agreement without such consent to an affiliate of the Lender. Notwithstanding the foregoing, any such transferee or assignee must agree to be bound by the terms of, and make the representations required by, the Note and this Agreement. Any transfer in violation hereof shall be void. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     7.5 ENTIRE AGREEMENT. The Agreement (including the exhibits attached hereto) and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

     7.6 NOTICES, ETC. All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, overnight delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed (a) if to an Lender, at such Lender's address set forth on the signature page of this Agreement, or at such other address as such Investor shall have furnished the Company in writing, or, until any such holder so furnishes an address to the Company, then to and at the address of the last holder of such Securities who has so furnished an address to the Company, or (b) if to the Company, at its address set forth on the signature page of this Agreement, or at such other address as the Company shall have furnished to the Lender and each such other holder in writing.

     7.7 SEPARABILITY OF AGREEMENT; SEVERABILITY OF THIS AGREEMENT. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The parties further agree to replace any such invalid, illegal or unenforceable provision with enforceable provisions, which will achieve, to the extent possible, the economic, business and other purposes of the invalid, illegal or unenforceable provisions.

     7.8 PAYMENT OF FEES AND EXPENSES. The Company and the Lender shall each bear their own expenses incurred with respect to this transaction.

     7.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

     7.10 HEADINGS; EXHIBITS. The headings in this Agreement are for convenience and ease of reference and are not to be considered in construction or interpretation of this Agreement nor as evidence of the intention of the parties hereto. All exhibits and attachments are incorporated herein by reference.

     7.11 INTERPRETATION. No presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any party or its counsel.

     7.12 INJUNCTIVE RELIEF. The parties acknowledge and agree that breach of this Agreement by the Company cannot adequately be recompensed by damages, that a remedy at law would be inadequate and accordingly the Company agrees that in the event of such breach Lender shall be entitled to such injunctive and equitable relief as a court of equity may determine. The Company waives the requirement of Lender posting bond as a condition to seeking equitable relief.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officer as of the date and year first written above.


                                        GABRIEL TECHNOLOGIES, INC.



                                        By:
                                                --------------
                                        Name:   Keith Feilmeier
                                        Title:  Chief Executive Officer



                                        By:
                                                -----------------------
                                        Name:   Maurice Shanley
                                        Title:  Chief Financial Officer



                                        BROIDY CAPITAL MANAGEMENT


                                        By:
                                                -----------------------
                                        Name:   Elliott Broidy
                                        Title:  Chairman



                                        ELLIOTT BROIDY


                                        By:
                                               ------------------
                                        Name:  Elliott Broidy

                                    EXHIBIT A

         ELLIOTT BROIDY'S OWNERSHIP PERCENTAGE PRIOR TO THE TRANSACTION
         --------------------------------------------------------------

SHARES                              AUTHORIZED           ISSUED AND OUTSTANDING
GWLK                                60,000,000           26,868,571
Trace Technologies LLC                                   2,000
Resilient LLC                                            23,635
Elliott Broidy                                           675,000

OPTIONS                             AUTHORIZED           ISSUED AND OUTSTANDING
GWLK                                3,150,000*
Trace Technologies LLC              500**
Resilient LLC
Elliott Broidy                      n/a


     *  Employee options @ $1.00

     ** Management options @ $2,000

WARRANTS                            AUTHORIZED           ISSUED AND OUTSTANDING
GWLK                                                     5,424,332***
Trace Technologies LLC
Resilient LLC
Elliott Broidy                                           477,500

     *** Resilient Warrants (one million)

                      [ADD OWNERSHIP AFTER THE TRANSACTION]
                      -------------------------------------

                                    EXHIBIT B
                                    ---------



                              [OLD PROMISSORY NOTE]

                                    EXHIBIT C
                                    ---------

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR IN CONNECTION WITH ANY SALE OR DISTRIBUTION THEREOF. THE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION AND QUALIFICATION WITHOUT, EXCEPT UNDER CERTAIN SPECIFIC LIMITED CIRCUMSTANCES, AN OPINION OF COUNSEL FOR THE HOLDER REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED.


                           GABRIEL TECHNOLOGIES CORP.
                       CONVERTIBLE SENIOR PROMISSORY NOTE


                                                         Los Angeles, California
$1,000,000                                                       January 6, 2006

     1. PRINCIPAL AND INTEREST. Subject to the terms and conditions contained herein, Gabriel Technologies Corp., (the "Company"), a Delaware corporation, for value received, hereby promises to pay to the order of Broidy Capital Management or holder ("Lender") in lawful money of the United States at 1801 Century Park East, Suite 2150, Los Angeles, California 90067, the principal amount of One Million Dollars ($1,000,000), together with simple interest at a rate equal to nine percent (9.0%) per annum, which interest shall be paid to Lender for the first three months to be paid April 1, 2006. Subsequent to such quarterly payment, interest shall be paid by Company monthly.

In exchange for this Convertible Senior Promissory Note, Lender has loaned to the Company a total of One Million Dollars $1,000,000, comprised of:

     (a) A Two Hundred Thousand Dollar ($200,000) loan made by Lender on or about December 9, 2005;

     (b) Twenty Five Thousand Dollars ($25,000) in non-accountable expenses to be incurred by Lender in connection with this transaction, including but no limited to documentation costs; and

     (c) Seven Hundred Seventy Five Thousand Dollars ($775,000) to be wired to Gabriel in immediately available funds upon finalization and signature of this agreement and any ancillary documents thereto.

           The principal of this Convertible Note is due and payable on January 6, 2007 (the "Maturity Date"), unless this Convertible Note is earlier converted or prepaid in accordance herewith. All interest on this Convertible Note is due and payable on the Maturity Date.

     2. SUBORDINATION AND SENIORITY. Other than the Company's Revolving Credit Facility with the Nebraska State Bank, entered into as of August 12, 2005, so long as the Convertible Note is outstanding Lender's rights under the Convertible Note shall be senior to and shall have priority in payment of principal and interest as against any other promissory notes or indebtedness of the Company.

     3. CONVERSION OR REPAYMENT. The Company and Lender agree that at any time so long as the Convertible Note is outstanding, subject to the Prepayment provision of Section 6 below, Lender has the right to convert the Convertible Note (the "Conversion Right") into up to $1,000,000 worth of common stock of the Company at a per share price of $1.00 (the "Strike Price"). Lender may exercise the Conversion Right by informing the Company either in writing or electronically that it intends to do so.

     4. ANTIDILUTION. The Company and Lender agree that so long as any amounts are owed to the Lender by the Company under this Convertible Note, should the Company issue securities, options, warrants or derivatives of any kind with an exercise or strike price less than One Dollar and Fifty Cents ($1.50) per share, then the Strike Price of the Conversion Right will be reduced by the percentage of the difference between $1.50 and the price of the issued security, option warrant or derivative. Thus, by way of example, if while the Convertible Note is still outstanding the Company were to issue securities, warrants, options or derivatives with an exercise price of $.75 - i.e. a total of 50% (75/150) below $1.50 - then the $1.00 Strike Price referred to in Section 3.5 shall likewise be reduced by 50% - i.e. to $.50 ($1.00*50%) per share - and Lender would therefore have the option of converting the Convertible Note into a total of 2,000,000 shares.

     5. SECURITY. To guaranty and as security for repayment of the full principal amount of the Convertible Note plus interest, Lender shall receive a priority security interest in all of the assets and intellectual property of (i) the Company and (ii) Resilent LLC dba Digital Defense (the "Security Interest"). Company and Lender shall work together to promptly perfect Lender's Security Interest in such assets and intellectual property.

As additional security for repayment of the full principal amount of the Note plus interest the Company shall pledge to Lender (i) all of the securities in the possession, custody or control of Company after its transaction with Resilent LLC, a Nebraska limited liability company, scheduled to take place on or about January 1115, 2006 and Company will also forward to Lender immediately upon receipt the Unit Certificate from Resilent LLC representing 11,818 Units;. and (ii) 3,000,000 shares of the Company's common treasury stock (together, the "Pledged Securities"). Upon closing Company will instruct the Transfer Agent to transfer to Lender stock certificates sufficient to transfer the full amount of the Pledged Securities to Lender, together with documentation sufficient to transfer all associated stock powers to Lender in the event that the Company defaults under this Convertible Note.

After Closing, title to and ownership of the Pledged Securities shall remain with the Company unless and until this Convertible Note is paid off in full. In the event that this Convertible Note is not paid off in full upon the Maturity Date, however, title to and ownership of the Pledged Securities shall automatically transfer to Lender and the Company shall document and effectuate such transfer, including the transfer of all associated stock powers, of the registered securities within five (5) business days of the Maturity Date. Transfer of the Pledged Securities to Lender shall not impinge or limit in any way Lender's additional rights under this Convertible Note. Lender's security interest in the Pledged Securities shall immediately cease upon (i) the Company's repayment of all amounts, including interest, due and outstanding under the Convertible Note or (ii) Lender's exercise of the Conversion Right

     6. PREPAYMENT. The Company agrees that it may prepay principal amounts owed to Lender under this Convertible Note provided that the Company provides fifteen (15) days written notice and confirmation of the receipt of such notice by Lender. Lender shall be able to exercise his Conversion Right under this Note during the period that the Company has provided notice of its desire to prepay principal but before such prepayment has taken place.

     7. ATTORNEYS' FEES. If the indebtedness represented by this Convertible Note or any part thereof is collected in bankruptcy, receivership or other judicial proceedings or if this Convertible Note is placed in the hands of attorneys for collection after default, the Company agrees to pay, in addition to the principal and interest payable hereunder, reasonable attorneys' fees and costs incurred by Lender.

     8. NOTICES. Any notice, other communication or payment required or permitted hereunder shall be in writing and shall be deemed to have been given upon delivery if delivered in accordance with the terms of the Note Subscription Agreement.

     9. ACCELERATION. This Convertible Note shall become immediately due and payable if (i) the Company commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, composition or other relief under state or federal bankruptcy laws; (ii) such proceedings are commenced against the Company, or a receiver or trustee is appointed for the Company or a substantial part of its property, and such proceeding or appointment is not dismissed or discharged within 60 days after its commencement; or (iii) the Company materially breaches its obligations under the Note Subscription Agreement.

     10. WAIVERS. The Company hereby waives presentment, demand for performance, notice of non-performance, protest, notice of protest and notice of dishonor. No delay on the part of Lender in exercising any right hereunder shall operate as a waiver of such right or any other right. This Note shall be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof. Any lawsuit or litigation arising under, out of, in connection with, or in relation to this Agreement, any amendment thereof, or the breach thereof, shall be brought in the courts of Los Angeles, California, which courts shall have exclusive jurisdiction over any such lawsuit or litigation.

     11. ASSIGNMENT. This Convertible Note is not transferable by the Company, whether by sale, pledge or other disposition, without the prior written consent of Lender which consent may be withheld in Lender's sole discretion, except that the Company may transfer this Note without such consent in connection with a merger or other similar transaction involving the Company.

     12. NEVADA LAW. This Note shall be governed by and interpreted in accordance with the laws of the State of Nevada.

     IN WITNESS WHEREOF, Gabriel Technologies Corp. has caused this Convertible Senior Promissory Note to be executed by its officer thereunto duly authorized.


                                         GABRIEL TECHNOLOGIES CORP.


                                         By:
                                            ------------------------------------
                                         Name:   Keith Feilmeier
                                         Title:  Chief Executive Officer









                                         By:
                                            ------------------------------------
                                         Name:   Maurice Shanley
                                         Title:  Chief Financial Officer

                                    EXHIBIT D
                    REPRESENTATIONS AND WARRANTIES OF LENDER

Lender hereby represents and warrants to the Company as follows:

1. AUTHORIZATION. When executed and delivered by the Lender, this Agreement will constitute the valid and legally binding obligation of the Lender, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors' or security holders' rights.

2. PURCHASE FOR OWN ACCOUNT. Lender is acquiring the Convertible Note for its own account and for investment purposes only and not with a view to, or for resale in connection with, any "distribution" of all or any portion thereof within the meaning of the Securities Act of 1933, as amended, subject, nevertheless, to the condition that the disposition of the property of Lender shall at all times be within their control.

3. DISCLOSURE OF INFORMATION. Lender has been afforded an opportunity to ask such questions of the Company's agents, accountants and other representatives concerning the Company's proposed business, operations, financial condition, assets, liabilities and other relevant matters as he has deemed necessary or desirable, and has been given all such information as has been requested, in order to evaluate the merits and risks of the investment contemplated herein.

4. EXPERIENCE. Lender is experienced in evaluating and investing in companies such as the Company. The Lender has no need for liquidity in the investment in the Convertible Note, has the ability to bear the economic risk of such investment and can afford a complete loss of the purchase price.

5. ACCREDITED INVESTOR. Lender is an "accredited investor" as defined in Regulation D issued under the Securities Act of 1933, as amended, and is familiar with the requirements under said Regulation D for being deemed an accredited investor.

6. RESTRICTED SECURITIES. Lender understands that the Convertible Note being purchased hereunder and any shares acquired pursuant to the Conversion Right are characterized as "restricted securities" under the federal securities laws since they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. Lender represents that it is familiar with Rule 144 promulgated by the Securities and Exchange Commission, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act of 1933, as amended. The undersigned understands that the Company is relying on Section 4(2) under the Securities Act of 1933, as amended, which provides an exemption from registration under the Securities Act of 1933, as amended.

     Notwithstanding the foregoing, as part of this transaction the Company has agreed to enter into a registration rights agreement (the "Registration Rights Agreement") identical in form to the Registration Rights Agreement attached to this Convertible Note as EXHIBIT H. The Registration Rights Agreement shall obligate the Company to register the securities underlying
     (i) the Warrants, (ii) this Convertible Note, (iii) all Pledged Securities and (iv) all warrants owned by Broidy as of the date of this Agreement, all within 150 days of the date hereof.

7. FURTHER LIMITATIONS ON DISPOSITION. Without in any way limiting the representations set forth above, Lender further agrees not to make any disposition of all or any portion of the Note being purchased hereunder or of any shares acquired pursuant to the Conversion Right except in compliance with applicable state securities laws and unless and until:

     a. REGISTRATION STATEMENT. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement;

     b. RULE 144. Such disposition is made in accordance with Rule 144 under the Securities Act; or

     c. NOTIFIED COMPANY. Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, the Lender shall have furnished the Company with an opinion of counsel acceptable to the Company, that such disposition will not require registration under the Securities Act of 1933, as amended, and will be in compliance with applicable state securities laws.

8. LEGENDS. Lender understands and acknowledges that the certificates evidencing the Convertible Note purchased hereunder (or any certificate evidencing (i) any shares acquired pursuant to the Conversion Right, or
     (ii) any other securities issued with respect thereto pursuant to any stock split, stock dividend, merger or other form of reorganization or recapitalization) shall bear, in addition to any other legends which may be required by this Agreement or applicable state securities laws the following legend:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER OF SUCH SECURITIES WILL BE PERMITTED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER, THE TRANSFER IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR IN THE OPINION OF COUNSEL (WHICH MAY BE COUNSEL FOR THE COMPANY) REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND WITH APPLICABLE STATE SECURITIES LAWS.

9. RESIDENCE. If Lender is an individual, then Lender resides in the state or province identified in the address of the Lender set forth on the signature page of this Agreement; if Lender is an entity, then the office or offices of Lender in which its investment decision was made is located at the address of the Investor set forth on the signature page of this Agreement.

                                        BROIDY CAPITAL MANAGEMENT

                                        By:
                                           -----------------------------------
                                        Name:   Elliott Broidy
                                        Title:  Chairman

                                    EXHIBIT E
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to the Lender as follows:

1. ORGANIZATION AND STANDING. The Company is a corporation duly organized and existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

2. DUE QUALIFICATION. The Company and each of its subsidiaries shall be duly qualified to do business as a foreign company in good standing, and shall have obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications and where the failure to so qualify will have a material adverse effect on the ability of the Company or such subsidiary to conduct its business or perform its obligations under this Agreement.

3. CORPORATE POWER AND AUTHORITY. The Company and each of its subsidiaries have all requisite legal and corporate power and authority to execute and deliver this Agreement and the Convertible Note (the "Transaction Documents"). All corporate action on the part of the Company and its subsidiaries and their directors and stockholders necessary for the authorization, execution, delivery and performance of the Transaction Documents and the performance of the Company's obligations under the Transaction Documents has been taken or will be taken prior to the Closing. The Transaction Documents, when executed and delivered by the Company and its subsidiaries, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

4. SUBSIDIARIES. The Company has one subsidiary and/or affiliated company, Trace Technologies LLC, a Nevada limited liability company. Other than Trace Technologies it does not otherwise own or control, directly or indirectly, any equity interest in any corporation, association or business entity.

5. CONSENT. No consent, approval order or authorization of or registration, qualification, designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution, delivery and performance of the Transaction Documents, except the qualification (or taking of such action as may be necessary to secure an exemption from qualification, if available) of the offer and sale of the Notes under applicable Blue Sky laws, which filings and qualifications, if required, will be accomplished in a timely manner.

6. CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a violation of any provision of the Company's Certificate of Incorporation or Bylaws or violate or conflict with any material agreements to which the Company is a party or, to the best of its knowledge, any law, rule or decree applicable to the Company, except for such violations or conflicts which, individually or in the aggregate, would not have a material adverse effect on the Company.

7. LITIGATION. There is no action, suit, claim, proceeding or investigation pending or, to the Company's knowledge, threatened against the Company or any of its officers or directors in writing at law or in equity or by any government agency or instrumentality. The Company, its officers and its directors have disclosed to Investor all prior litigation, investigations or proceedings to which they have been a party.

8. REGISTRATION OF SECURITIES. Notwithstanding the foregoing, as part of this transaction the Company has agreed to enter into a registration rights agreement (the "Registration Rights Agreement") identical in form to the Registration Rights Agreement attached to this Convertible Note as Exhibit
     H. The Registration Rights Agreement shall obligate the Company to register the securities underlying (i) the Warrants, (ii) this Convertible Note,
     (iii) all Pledged Securities and (iv) all warrants owned by Broidy as of the date of this Agreement, all within 150 days of the date hereof.

9. FINANCIAL CONDITION. The Company has heretofore made available to Lender the financial statements and information for the period ended September 30, 2005. All such statements, other than pro forma financial statements, were prepared in conformity with GAAP and fairly present, in all material respects, the financial position of the Company as at the respective dates thereof and the results of operations and cash flows of the Company for each of the periods then ended, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments. The Company has no contingent obligation, contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment that, as of the Closing Date, is not reflected in the foregoing financial statements or the notes thereto.

10. INTELLECTUAL PROPERTY. As of the Closing Date, the Company owns or has the right to use, all Intellectual Property used in the conduct of its business, except where the failure to own or have such right to use in the aggregate could not reasonably be expected to result in a material adverse effect. No claim has been asserted and is pending challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Company know of any valid basis for any such claim, except for such claims that in the aggregate could not reasonably be expected to result in a material adverse effect. The use of such Intellectual Property by the Company does not infringe on the rights of any person, except for such claims and infringements that, in the aggregate, could not reasonably be expected to result in a material adverse effect. All patents and patents-pending attributable to the Company have been appropriately filed and copies provided to the Investor.


                                         GABRIEL TECHNOLOGIES CORP.

                                         By:
                                            ----------------------------
                                         Name:
                                         Title:  Chief Executive Officer



                                         By:
                                            -----------------------------
                                         Name:   Maurice Shanley
                                         Title:  Chief Financial Officer

                                    EXHIBIT F

                                [Resilent Option]

                                    EXHIBIT G

                               [Warrant Agreement]

                                    EXHIBIT H

                         [Registration Rights Agreement]

                                    EXHIBIT I

                        [Side Letter Regarding Warrants]


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

                              EXHIBIT (2) TO ITEM 7

                           [Gabriel Technology Corp.]

December 30, 2005

Mr. Elliott Broidy
Chief Executive Officer
Broidy Capital Management
1801 Century Park East, Suite 2150
Los Angeles, California  90067

Re:  Side Letter Concerning Warrant Agreement

Dear Mr. Broidy:

This letter agreement ("Agreement") will confirm the agreement between Gabriel Technology Corp., a Delaware corporation ("Gabriel"), yourself, and Broidy Capital Management (collectively "Broidy") concerning that certain warrant agreement dated as of December 30, 2005 (the "Warrant Agreement").

Pursuant to the Warrant Agreement, Broidy acquired the right to purchase a total of 1,000,000 shares of Gabriel common stock at an exercise price (the "Exercise Price") of $1.00 per share. The parties agree that in addition to the other terms and conditions set forth in the Warrant Agreement, the following two terms shall also govern the warrants referred to in the Warrant Agreement.

     1. Gabriel agrees that the Exercise Price of the warrants shall be reduced by the same percentage that Gabriel's pretax earnings for the twelve month period ending December 31, 2006 are below $2,500,000. Thus, by way of example, if Gabriel's 2006 pretax earnings are $2,000,000 (a 20% difference from $2,500,000), then the Exercise Price will be reduced by 20% to $0.80.

     2. Gabriel agrees that it will register all common stock of the company associated with and underlying (i) the Warrant Agreement, (ii) the Senior Convertible Promissory Note between Gabriel and Broidy dated as of December 9, 2005, (iii) all Pledged Securities under the Senior Convertible Promissory Note and (iv) all warrants currently owned by Broidy within 150 days of date first set forth above (the "Last Registration Date"). Gabriel agrees that if such stock of the Company is not registered by the Last Registration Date, and for every month thereafter that the stock is not registered, the Exercise Price set forth in the Warrant Agreement shall be reduced ten per cent (10%) until all of such stock is registered.

This Agreement represents a binding obligation of Gabriel Technologies Corp. Furthermore, the undersigned hereby represent and warrant that they have the requisite power and authority to enter into this Agreement, and further represent that all necessary actions have been taken by the Company's Board of Directors to execute this agreement.

Sincerely

Keith Feilmeier
President and Chief Executive Officer




Maurice Shanley
Chief Financial Officer


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